Filed Pursuant to Rules 424(b)(3) and
                                     424(c) of the Securities Act of 1933
                                     Registration No. 333-31987

                              Prospectus Supplement
                              ---------------------

                            Supplement to Prospectus
                                      dated
                                 August 4, 1997
                       as supplemented on August 14, 1997

                            THERMEDICS DETECTION INC.

                                643,500 Shares of
                                  Common Stock

            This prospectus supplement relates to 643,500 shares of Common Stock, par value $.10 per share, of Thermedics Detection Inc. (the "Company").

            THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
       REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

            No dealer, salesman or any other person has been authorized to give any information or to make any representations in connection with this offering other than those contained in this Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by the Company or by any other person. All information contained in this Prospectus is as of the date of this Prospectus. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the securities covered by this Prospectus, nor does it constitute an offer to or solicitation of any person in any jurisdiction in which such offer or solicitation may not be lawfully made. Neither the delivery of this Prospectus nor any sale or distribution made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof.


            ---------------------------------------------------------


       February 2, 1998
PAGE

                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                      -------------------------------------

                                    FORM 10-Q

       (mark one)

       [  X  ]   Quarterly Report Pursuant to Section 13 or 15(d) of the
                 Securities Exchange Act of 1934 for the Quarter Ended
            September 27, 1997.

       [     ]   Transition Report Pursuant to Section 13 or 15(d) of the
                 Securities Exchange Act of 1934.

                         Commission File Number 1-12745

                            THERMEDICS DETECTION INC.

             (Exact name of Registrant as specified in its charter)

       Massachusetts                                            04-3106698
       (State or other jurisdiction of                   (I.R.S. Employer
       incorporation or organization)                  Identification No.)

       220 Mill Road
       Chelmsford, Massachusetts                               01824-4178
       (Address of principal executive offices)                 (Zip Code)

        Registrant's telephone number, including area code:(617) 622-1000

          Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90
          days.  Yes [  X  ] No [     ]

               Indicate the number of shares outstanding of each of the issuer's classes of Common Stock, as of the latest practicable date.

                Class                    Outstanding at September 27, 1997
        ----------------------------     ---------------------------------
        Common Stock, $.10 par value               13,355,459








                                        2
PAGE

       PART I - FINANCIAL INFORMATION

       Item 1 - Financial Statements
       -----------------------------

                            THERMEDICS DETECTION INC.

                           Consolidated Balance Sheet
                                   (Unaudited)

                                     Assets

                                             September 27,  December 28,
       (In thousands)                            1997          1996
       ----------------------------------------------------------------
       Current Assets:
         Cash and cash equivalents             $ 43,429     $ 13,484
         Accounts receivable, less allowances
           of $793 and $1,215                     9,611        9,387
         Inventories:
           Raw materials                          7,028        6,135
           Work in process and finished goods     4,825        2,965
         Prepaid and refundable income taxes      2,257        2,173
         Prepaid expenses                           817          547
                                               --------     --------

                                                 67,967       34,691
                                               --------     --------

       Property, Plant, and Equipment, at Cost    6,101        5,683
         Less: Accumulated depreciation and
               amortization                       4,615        3,899
                                               --------     --------

                                                  1,486        1,784
                                               --------     --------

       Cost in Excess of Net Assets of Acquired
         Companies                               15,649       16,694
                                               --------     --------

       Other Assets                                 301          314
                                               --------     --------

                                               $ 85,403     $ 53,483
                                               ========     ========
















                                        3
PAGE

                                   (Unaudited)

                    Liabilities and Shareholders' Investment

                                                September 27, December 28,
       (In thousands except share amounts)             1997        1996
       -----------------------------------------------------------------

       Current Liabilities:
         Promissory note to parent company          $ 21,200    $      -
         Accounts payable                              2,236       3,030
         Accrued payroll and employee benefits         1,269       1,375
         Accrued installation and warranty
         expenses                                        941       1,413
         Deferred revenue                              1,867       1,281
         Customer deposits                               680         637
         Accrued income taxes                          2,078         334
         Other accrued expenses                        2,228       3,102
         Due to parent company and
         Thermo Electron    Corporation                  700         161
                                                    --------    --------

                                                      33,199      11,333
                                                    --------    --------

       Deferred Income Taxes                              40          40
                                                    --------    --------

       Promissory Note to Parent Company                   -      21,200
                                                    --------    --------

       Shareholders' Investment (Note 2):
         Common stock, $.10 par value, 50,000,000
           shares authorized; 13,355,459 and
           10,683,500 shares issued and outstanding    1,336       1,068
         Capital in excess of par value               40,990      13,130
         Retained earnings                            11,261       7,136
         Cumulative translation adjustment            (1,423)       (424)
                                                    --------    --------

                                                      52,164      20,910
                                                    --------    --------

                                                    $ 85,403    $ 53,483
                                                    ========    ========

       The accompanying notes are an integral part of these consolidated financial statements.












                                        4
PAGE

                      Consolidated Statement of Operations
                                   (Unaudited)


                                                   Three Months Ended
                                             -----------------------------

                                             September 27,   September 28,
       (In thousands except per share amounts)        1997           1996
       ------------------------------------------------------------------

       Revenues:
         Product revenues                           $ 9,606        $ 8,057
         Service revenues                             3,026          3,060
                                                    -------        -------

                                                     12,632         11,117
                                                    -------        -------

       Costs and Operating Expenses:
         Cost of product revenues                     4,128          3,742
         Cost of service revenues                     1,854          1,828
         Selling, general, and administrative
           expenses                                   2,850          2,746
         Research and development expenses            1,297          1,275
                                                    -------        -------

                                                     10,129          9,591
                                                    -------        -------

       Operating Income                               2,503          1,526

       Interest Income                                  602             61
       Interest Expense, Related Party                 (311)         (345)
       Other Income (Expense), Net                       16           (95)
                                                    -------        ------

       Income Before Income Taxes                     2,810          1,147
       Income Tax Provision                           1,124            442
                                                    -------        -------

       Net Income                                   $ 1,686        $   705
                                                    =======        =======

       Earnings per Share                           $   .13        $   .07
                                                    =======        =======

       Weighted Average Shares                       13,355         10,342
                                                    =======        =======

       The accompanying notes are an integral part of these consolidated financial statements.










                                        5
PAGE

                      Consolidated Statement of Operations
                                   (Unaudited)


                                                    Nine Months Ended
                                              -----------------------------

                                               September 27,   September 28,
   (In thousands except per share amounts)             1997            1996
   ------------------------------------------------------------------------

   Revenues:
     Product revenues                               $27,445        $21,338
     Service revenues                                10,013          9,228
                                                    -------        -------

                                                     37,458         30,566
                                                    -------        -------

   Costs and Operating Expenses:
     Cost of product revenues                        12,649         11,488
     Cost of service revenues                         5,306          5,340
     Selling, general, and administrative
       expenses                                       9,422         11,081
     Research and development expenses                3,742          3,654
                                                    -------        -------

                                                     31,119         31,563
                                                    -------        -------

   Operating Income (Loss)                            6,339           (997)

   Interest Income                                    1,461            117
   Interest Expense, Related Party                     (934)          (818)
   Other Income (Expense), Net                            9            (15)
                                                    -------        -------

   Income (Loss) Before Income Taxes                  6,875         (1,713)
   Income Tax (Provision) Benefit                    (2,750)           650
                                                    -------        -------

   Net Income (Loss)                                $ 4,125        $(1,063)
                                                    =======        =======

   Earnings (Loss) per Share                        $   .33        $  (.10)
                                                    =======        =======

   Weighted Average Shares                           12,562         10,261
                                                    =======        =======

   The accompanying notes are an integral part of these consolidated financial statements.










                                        6
PAGE

                      Consolidated Statement of Cash Flows
                                   (Unaudited)
                                                     Nine Months Ended
                                               ----------------------------
                                               September 27,  September 28,
   (In thousands)                                       1997           1996
   ------------------------------------------------------------------------
   Operating Activities:
     Net income (loss)                               $ 4,125        $(1,063)
     Adjustments to reconcile net income (loss) to
       net cash provided by operating activities:
         Depreciation and amortization                 1,132          2,034
         Provision for losses on accounts
           receivable                                     84            187
         Other noncash expenses                          276          1,347
         Changes in current accounts, excluding
           the effects of acquisitions:
             Accounts receivable                        (546)          (892)
             Inventories                              (3,065)         1,801
             Other current assets                       (420)          (713)
             Accounts payable                           (758)           139
             Other current liabilities                 1,556          2,197
                                                     -------        -------

   Net cash provided by operating activities           2,384          5,037
                                                     -------        -------
   Investing Activities:
     Acquisitions, net of cash acquired                    -        (21,975)
     Purchases of property, plant, and equipment        (553)          (543)
     Other                                                89             34
                                                     -------        -------

   Net cash used in investing activities                (464)       (22,484)
                                                     -------        -------

   Financing Activities:
     Net proceeds from issuance of Company
       common stock (Note 2)                          28,122          3,000
     Proceeds from issuance of promissory note to
       parent company                                      -         21,200
     Transfers to parent company and additional
       capital contributions, net                          -            120
     Other                                               (48)            21
                                                     -------        -------
   Net cash provided by financing activities          28,074         24,341
                                                     -------        -------

   Exchange Rate Effect on Cash                          (49)           (87)
                                                     -------        -------

   Increase in Cash and Cash Equivalents              29,945          6,807
   Cash and Cash Equivalents at Beginning of
     Period                                           13,484          1,282
                                                     -------        -------
   Cash and Cash Equivalents at End of Period        $43,429        $ 8,089
                                                     =======        =======

   Noncash Activities:
     Fair value of assets of acquired companies      $     -        $24,328
     Cash paid for acquired companies                      -        (21,668)
                                                     -------        -------
       Liabilities assumed of acquired companies     $     -        $ 2,660
                                                     =======        =======
   The accompanying notes are an integral part of these consolidated financial statements.


                                        7
PAGE

                   Notes to Consolidated Financial Statements

        1.  General

            The interim consolidated financial statements presented have been prepared by Thermedics Detection Inc. (the Company) without audit and, in the opinion of management, reflect all adjustments of a normal recurring nature necessary for a fair statement of the financial position at September 27, 1997, the results of operations for the three- and nine-month periods ended September 27, 1997, and September 28, 1996, and the cash flows for the nine-month periods ended September 27, 1997, and September 28, 1996. Interim results are not necessarily indicative of results for a full year.

            The consolidated balance sheet presented as of December 28, 1996, has been derived from the consolidated financial statements that have been audited by the Company's independent public accountants. The consolidated financial statements and notes are presented as permitted by Form 10-Q and do not contain certain information included in the annual consolidated financial statements and notes of the Company. The consolidated financial statements and notes included herein should be read in conjunction with the consolidated financial statements and notes included in the Company's Registration Statement on Form S-1 (File No. 333-31987), filed with the Securities and Exchange Commission.

        2.  Initial Public Offering

            In March 1997, the Company sold 2,671,292 shares of its common stock in an initial public offering at $11.50 per share for net proceeds of $28.1 million. Following the offering, Thermedics Inc. (Thermedics) owned approximately 75% of the Company's outstanding common stock.

        3.  Presentation

            Certain amounts in 1996 have been reclassified to conform to the 1997 financial statement presentation.


        Item 2 - Management's Discussion and Analysis of Financial
        ----------------------------------------------------------
        Condition and Results of Operations
        -----------------------------------

            Forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, are made throughout this Management's Discussion and Analysis of Financial Condition and Results of Operations. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes," "anticipates," "plans," "expects," "seeks," "estimates," and similar expressions are intended to identify forward-looking statements. There are a number of important
                                        8
PAGE
        factors that could cause the results of the Company to differ materially from those indicated by such forward-looking statements, including those detailed under the caption "Risk Factors" included in the Company's Registration Statement on Form S-1 (File No. 333-31987), filed with the Securities and Exchange Commission.

        Overview

            The Company develops, manufactures, and markets high-speed detection and measurement systems used in on-line industrial process applications, explosives detection, and laboratory analysis. The Company's industrial process systems use ultratrace chemical detectors, high-speed gas chromatography, X-ray imaging, near-infrared spectroscopy, and other technologies for quality assurance of in-process and finished products, primarily in the food, beverage, pharmaceutical, forest products, chemical, and other consumer products industries. The Company's explosives-detection equipment uses simultaneous trace particle- and vapor-detection techniques based on its proprietary chemiluminescence and high-speed gas chromatography technologies. Customers use the Company's explosives-detection equipment to detect plastic and other explosives at airports and border crossings, for other high-security screening applications, and for forensics and search applications.

            Historically, the Company's principal product lines were process detection systems, including Alexus(R) systems used to assure the quality of refillable plastic containers, and EGIS(R) explosives detectors. The Company expanded its product lines to include moisture analysis equipment through its acquisition of Moisture Systems Corporation and Rutter & Co. B.V. (collectively, Moisture Systems) in January 1996, and also introduced its InScan(TM) high-speed X-ray imaging systems (InScan systems) and Flash-GC(TM) gas chromatography systems (Flash-GC systems) in 1996. The Company has also recently introduced Rampart(TM), the latest portable trace-detection system that incorporates the advanced Flash-GC technology in tandem with a highly sensitive chemiluminescence detector. The Company also performs contract research and development services for government and industry customers and earns service revenues through long-term contracts.

            A substantial portion of the Company's sales are derived from sales of products outside the United States, through export sales and sales by the Company's foreign subsidiaries. Although the Company seeks to charge its customers in the same currency as its operating costs, the Company's financial performance and competitive position can be affected by currency exchange-rate fluctuations. The Company expects an increase in the percentage of its revenues derived from international operations.


        Results of Operations
                                        9
PAGE

        Third Quarter 1997 Compared With Third Quarter 1996
        ---------------------------------------------------

            Revenues in the third quarter of 1997 increased 14% to $12.6 million from $11.1 million in the third quarter of 1996. Product revenues increased 19% to $9.6 million in 1997 from $8.1 million in 1996, while service revenues remained relatively constant at $3.0 million in 1997 and $3.1 million in 1996. Revenues from the Company's process detection instruments and related services increased to $5.0 million in 1997 from $4.1 million in 1996, primarily due to Alexus revenues of $1.5 million from the continued fulfillment of a mandated product-line upgrade from The Coca-Cola Company to its existing installed base and, to a lesser extent, increased shipments of the Company's InScan systems, which were introduced in 1996. This increase was offset in part by a decrease in demand from The Coca-Cola Company for new Alexus installations in 1997. Revenues from the mandated product-line upgrade are expected to continue through the fourth quarter of 1997. Revenues from the Company's EGIS explosives-detection systems and related services increased to $2.8 million in 1997 from $1.7 million in 1996, primarily due to $1.5 million of shipments under a $5.8 million contract with the U.S. Federal Aviation Administration (FAA), which was awarded to the Company in May 1997, offset in part by a decrease in overseas demand in 1997. Product shipments from this contract are expected to continue through the first quarter of 1998. Revenues from the Company's Moisture Systems subsidiary decreased 18% to $4.0 million in 1997 from $4.8 million in 1996, primarily due to a slowdown in product demand in Europe.

            The gross profit margin increased to 53% in the third quarter of 1997 from 50% in the third quarter of 1996. The gross profit margin on product revenues increased to 57% in 1997 from 54% in 1996, primarily due to a change in product mix to higher-margin revenues from The Coca-Cola Company's mandated product-line upgrade, offset in part by increased distribution costs related to certain international sales of EGIS explosives-detection systems. The gross profit margin on service revenues decreased to 39% in 1997 from 40% in 1996, primarily due to increased European field service costs.

            Selling, general, and administrative expenses as a percentage of revenues decreased to 23% in the third quarter of 1997 from 25% in the third quarter of 1996, primarily due to an increase in revenues. Research and development expenses remained unchanged at $1.3 million in the third quarter of 1997 and 1996.

            Interest income increased to $0.6 million in the third quarter of 1997 from $0.1 million in the third quarter of 1996, primarily due to interest income earned on invested proceeds from the Company's March 1997 initial public offering (Note 2).

        Third Quarter 1997 Compared With Third Quarter 1996 (continued)
        ---------------------------------------------------

                                       10
PAGE

            Interest expense, related party, of $0.3 million in the third quarter of 1997 and 1996 reflects the issuance of a $21.2 million promissory note to Thermedics Inc. (Thermedics) in connection with the January 1996 acquisition of Moisture Systems. This note is due March 1998, and bears interest at the 90-day Commercial Paper Composite Rate plus 25 basis points, set at the beginning of each quarter.

            The effective tax rates were 40% and 39% in the third quarter of 1997 and 1996, respectively. The effective tax rates in both periods exceeded the statutory federal income tax rate primarily due to the impact of state income taxes.

        First Nine Months 1997 Compared With First Nine Months 1996
        -----------------------------------------------------------

            Revenues in the first nine months of 1997 increased 23% to $37.5 million from $30.6 million in the first nine months of 1996. Product revenues increased 29% to $27.4 million in 1997 from $21.3 million in 1996, while service revenues increased 9% to $10.0 million in 1997 from $9.2 million in 1996. Revenues from the Company's process detection instruments and related services increased to $16.5 million in 1997 from $10.7 million in 1996, primarily due to Alexus revenues of $5.4 million from the continued fulfillment of a mandated product-line upgrade from The Coca-Cola Company to its existing installed base and, to a lesser extent, increased shipments of the Company's InScan systems, which were introduced in 1996. Revenues from the Company's EGIS explosives- detection systems and related services increased to $7.0 million in 1997 from $6.0 million in 1996, primarily due to $1.5 million of shipments under the Company's contract with the FAA, offset in part by a decrease in overseas demand in 1997. Revenues from the Company's Moisture Systems subsidiary, acquired in January 1996, decreased to $11.6 million in 1997 from $12.1 million in 1996, primarily due to a slowdown in product demand in Europe in 1997, offset in part by the inclusion of revenues for the full nine months of 1997.

            The gross profit margin increased to 52% in the first nine months of 1997 from 45% in the first nine months of 1996. The gross profit margin on product revenues increased to 54% in 1997 from 46% in 1996, primarily due to a change in product mix to higher-margin revenues from The Coca-Cola Company's mandated product-line upgrade, as well as the inclusion of higher-margin revenues from Moisture Systems for the full nine months of 1997. To a lesser extent, the increase also resulted from the inclusion of an $0.8 million charge in the second quarter of 1996 as a result of obsolescence created by planned product changes. The gross profit margin on service revenues increased to 47% in 1997 from 42% in 1996, primarily due to increased field service efficiencies and, to a lesser extent, the change in sales mix to First Nine Months 1997 Compared With First Nine Months 1996
        -----------------------------------------------------------
        (continued)

                                       11
PAGE
        higher-margin service revenues from Moisture Systems for the full nine months of 1997.

            Selling, general, and administrative expenses as a percentage of revenues decreased to 25% in the first nine months of 1997 from 36% in the first nine months of 1996. The decline was primarily due to nonrecurring costs in the 1996 period related to a reduction in personnel, a reduction in leased space, and other adjustments in response to lower sales volume of process detection instruments and, to a lesser extent, an increase in revenues in 1997. This decrease was offset in part by increased selling expenses as the Company develops a sales force for its InScan and Flash-GC systems. Research and development expenses remained relatively constant at $3.7 million in the first nine months of 1997 and 1996.

            Interest income increased to $1.5 million in the first nine months of 1997 from $0.1 million in the first nine months of 1996, primarily due to the reason discussed in the results of operations for the third quarter.

            Interest expense, related party, of $0.9 million and $0.8 million in the first nine months of 1997 and 1996, respectively, remained relatively unchanged. The related debt was discussed in the results of operations for the third quarter.

            The effective tax rates were 40% and 38% in the first nine months of 1997 and 1996, respectively. The effective tax rates in both periods exceeded the statutory federal income tax rate primarily due to the impact of state income taxes. The effective tax rate increased in 1997 due to a change in the mix of income within foreign tax jurisdictions.

        Liquidity and Capital Resources

            Consolidated working capital was $34.8 million at September 27, 1997, compared with $23.4 million at December 28, 1996. Included in working capital are cash and cash equivalents of $43.4 million at September 27, 1997, compared with $13.5 million at December 28, 1996.

            During the first nine months of 1997, $2.4 million of cash was provided by operating activities. During this period, cash of $3.1 million was used to fund an increase in inventories primarily relating to an order received from the FAA. This use of cash was offset in part by $1.6 million of cash provided by an increase in other current liabilities, including $1.7 million of accrued income taxes.

            During the first nine months of 1997, the Company expended $0.6 million on purchases of property, plant, and equipment. During the remainder of 1997, the Company expects to make capital expenditures of approximately $0.1 million.
                                       12
PAGE

            In March 1997, the Company sold 2,671,292 shares of its common stock in an initial public offering for net proceeds of $28.1 million (Note 2).

            Although the Company expects to have positive cash flow from its existing operations, the Company anticipates it will require significant amounts of cash for the possible acquisition of complementary businesses and technologies. While the Company currently has no agreement to make an acquisition, it expects that it would finance any acquisition through a combination of internal funds, additional debt or equity financing, and/or short-term borrowings from Thermedics or Thermo Electron Corporation, although it has no agreement with these companies to ensure that funds will be available on acceptable terms or at all. The Company believes that its existing resources are sufficient to meet the capital requirements of its existing businesses for the foreseeable future.




































                                       13
PAGE

                            THERMEDICS DETECTION INC.

        PART III- OTHER INFORMATION

        Item 2.   Changes in Securities and Use of Proceeds
        ---------------------------------------------------

        (d) Use of Proceeds

            The Company sold 2,671,000 shares of common stock, par value $.01 per share pursuant to a Registration Statement on Form S-1 (File No. 333-19199), which was declared effective by the Securities and Exchange Commission on February 21, 1997. The managing underwriters of the offering were NatWest Securities Limited and Lehman Brothers. The aggregate gross proceeds of the offering were $30,720,000. The Company's total expenses in connection with the offering were $2,598,000, of which $1,718,000 was for underwriting discounts and commissions and $880,000 was for other expenses paid to persons other than directors or officers of the Company, persons owning more than 10 percent of any class of equity securities of the Company or affiliates of the Company (collectively, Affiliates). The Company's net proceeds from the offering were $28,122,000. As of September 27, 1997, the Company expended $422,000 of such net proceeds for the purchase of property, plant, and equipment, $2,671,000 for research and development, and $7,689,000 for working capital needs. As of September 27, 1997, the Company had expended an aggregate of $10,782,000 of such net proceeds. The Company invested, from time to time, the balance of such net proceeds primarily in investment grade interest or dividend bearing instruments. As of September 27, 1997, $17,340,000 was invested pursuant to a repurchase agreement with Thermo Electron Corporation. As of September 27, 1997, the Company had $43,429,000 of cash and cash equivalents.

        Items 6 - Exhibits
        ------------------

            See Exhibit Index on the page immediately preceding exhibits.

















                                       14
PAGE

                            THERMEDICS DETECTION INC.

                                   SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the Registration has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized as of the 31st day of October, 1997.

                                           THERMEDICS DETECTION INC.


                                            /s/ Paul F. Kelleher
                                           ----------------------------
                                           Paul F. Kelleher
                                           Chief Accounting Officer


                                            /s/ John N. Hatsopoulos
                                           -----------------------------
                                           John N. Hatsopoulos
                                           Vice President and Chief
                                             Financial Officer

































                                       15
PAGE

                            THERMEDICS DETECTION INC.

                                  EXHIBIT INDEX

        Exhibit
        Number    Description of Exhibit
        ----------------------------------------------------------------

         11       Statement re: Computation of Earnings (Loss) per
                  Share.













































                                       16
PAGE

                                                                    Exhibit 11
                            THERMEDICS DETECTION INC.

                    Computation of Earnings (Loss) per Share

                                                    Three Months Ended
                                              ----------------------------
                                              September 27,  September 28,
                                                       1997           1996
   -----------------------------------------------------------------------

   Computation of Primary Earnings per Share:

   Net Income (a)                               $ 1,686,000    $   705,000
                                                -----------    -----------

   Shares:
     Weighted average shares outstanding         13,355,151     10,300,000

     Add: Shares issuable from assumed exercise
          of options (as determined by the
          application of the treasury stock
          method)                                         -         42,026
                                                -----------    -----------

     Weighted average shares outstanding, as
       adjusted (b)                              13,355,151     10,342,026
                                                -----------    -----------

   Primary Earnings per Share (a) / (b)         $       .13    $       .07
                                                ===========    ===========




























                                       17
PAGE

                                                                    Exhibit 11
                            THERMEDICS DETECTION INC.

              Computation of Earnings (Loss) per Share (continued)

                                                    Nine Months Ended
                                              ----------------------------
                                              September 27,  September 28,
                                                       1997           1996
   -----------------------------------------------------------------------

   Computation of Primary Earnings (Loss)
     per Share:

   Net Income (Loss) (a)                        $ 4,125,000    $(1,063,000)
                                                -----------    -----------

   Shares:
     Weighted average shares outstanding         12,561,957     10,210,989

     Add: Shares issuable from assumed exercise
          of options (as determined by the
          application of the treasury stock
          method)                                         -         49,980
                                                -----------    -----------

     Weighted average shares outstanding, as
       adjusted (b)                              12,561,957     10,260,969
                                                -----------    -----------

   Primary Earnings (Loss) per Share (a) / (b)  $       .33    $      (.10)
                                                ===========    ===========







   AA980270043